UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2023
Commission File Number 001-39237

ATLAS CORP.
(Exact name of Registrant as specified in its Charter)

23 Berkeley Square
London, United Kingdom
W1J 6HE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report
Exhibit I to this Report contains certain financial information of Atlas Corp., as of and for the three months ended September 30, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: November 21, 2023	By:	/s/ Bing Chen
Bing Chen
Chief Executive Officer and Interim Chief Financial Officer
(Principal Executive, Financial and Accounting Officer)

EXHIBIT I
ATLAS CORP.
REPORT ON FORM 6-K FOR THE QUARTER ENDED SEPTEMBER 30, 2023
INDEX

Interim Consolidated Financial Statements (Unaudited)	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	27

Unless we otherwise specify, when used in this Report, (i) the terms “Atlas”, the “Company”, “we”, “our” and “us” refer to Atlas Corp. and its subsidiaries, (ii) the term “Seaspan” refers to Seaspan Corporation and its subsidiaries and (iii) the term “APR Energy” refers to Apple Bidco Limited, its subsidiary APR Energy Ltd., and APR Energy Ltd.’s subsidiaries.

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
ATLAS CORP.
Interim Consolidated Balance Sheets
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and par value amounts)

	September 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$320.4	$280.0
Accounts receivable	80.4	98.6
Inventories	55.2	50.0
Prepaid expenses and other	49.3	44.4
Assets held for sale	—	19.4
Net investment in lease (note 5)	29.2	21.0
Acquisition related assets	69.7	79.8
	604.2	593.2

Property, plant and equipment (note 6)	8,444.5	7,156.9
Vessels under construction (note 7)	1,514.1	1,422.5
Right-of-use assets (note 8)	436.7	746.7
Net investment in lease (note 5)	1,170.1	887.4
Goodwill	75.3	75.3
Deferred tax assets	1.8	0.5
Derivative instruments	119.3	107.1
Other assets (note 9)	341.8	312.8
	$12,707.8	$11,302.4
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$252.6	$204.3
Deferred revenue	45.9	25.2
Income tax payable	71.7	72.3
Long-term debt - current (note 10)	208.7	238.4
Operating lease liabilities - current	114.0	115.3
Finance lease liabilities - current	—	222.2
Other financing arrangements - current (note 11)	242.3	147.5
Other liabilities - current	14.0	13.3
	949.2	1,038.5

Long-term debt (note 10)	3,096.7	3,453.4
Operating lease liabilities	329.7	391.7
Other financing arrangements (note 11)	3,386.7	1,940.3
Derivative instruments	—	1.5
Other liabilities	125.5	51.2
Total liabilities	7,887.8	6,876.6

Cumulative redeemable preferred shares, $0.01 par value; 12,000,000 issued and outstanding (2022 – 12,000,000)	296.9	296.9

Shareholders’ equity:
Share capital (note 12):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2022 – 150,000,000); 20,118,833 shares issued and outstanding (2022 – 20,118,833) Common shares; $0.01 par value; 400,000,000 shares authorized (2022 – 400,000,000); 204,328,277 shares issued and outstanding (2022 – 281,565,472); nil shares held in treasury (2022 – 727,351)	2.0	2.8
Additional paid in capital	4,022.0	3,724.2
Retained earnings	516.4	420.0
Accumulated other comprehensive loss	(17.3)	(18.1)
	4,523.1	4,128.9
	$12,707.8	$11,302.4
Commitments and contingencies (note 14)
Subsequent events (note 16)
See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Operations
(Unaudited)
(Expressed in millions of United States dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue (note 3)	$474.0	$439.6	$1,328.3	$1,261.0
Operating expenses:
Operating expenses	100.3	84.3	280.6	257.3
Depreciation and amortization	107.5	93.0	304.4	282.9
General and administrative	24.7	31.2	98.7	83.7
Indemnity claim under acquisition agreement	—	—	—	(21.3)
Operating leases	31.1	29.9	91.9	93.1
(Gain) Loss on sale (note 6)	(4.8)	(0.6)	(3.7)	3.7
	258.8	237.8	771.9	699.4
Operating earnings	215.2	201.8	556.4	561.6
Other expenses (income):
Interest expense	96.8	61.5	265.3	158.9
Interest income	(2.2)	(2.3)	(10.8)	(2.9)
Loss on debt extinguishment	0.1	2.2	9.0	9.4
Equity (income) loss on investment	(1.6)	2.3	(2.4)	2.3
Gain on derivative instruments	(21.7)	(58.1)	(39.9)	(126.6)
Other expenses	5.3	1.9	16.5	15.3
	76.7	7.5	237.7	56.4
Net earnings before income tax	138.5	194.3	318.7	505.2
Income tax expense	1.0	8.6	8.0	10.1
Net earnings	$137.5	$185.7	$310.7	$495.1

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Comprehensive Income
(Unaudited)
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net earnings	$137.5	$185.7	$310.7	$495.1
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments	0.3	0.2	0.8	0.7
Comprehensive income	$137.8	$185.9	$311.5	$495.8

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Three months ended September 30, 2023

	Series J cumulative redeemable preferred shares		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity
	Shares	Amount
Balance, June 30, 2023, carried forward	12,000,000	$296.9	204,328,277	20,118,833	$1.7	$0.3	$4,017.7	$435.7	$(17.6)	$4,437.8
Net earnings	—	—	—	—	—	—	—	137.5	—	137.5
Other comprehensive income	—	—	—	—	—	—	—	—	0.3	0.3
Dividends on common shares	—	—	—	—	—	—	—	(41.5)	—	(41.5)
Dividends on preferred shares (Series D - $0.50 per share; Series H - $0.49 per share; Series I - $0.50 per share; Series J - $0.44 per share;)	—	—	—	—	—	—	—	(15.2)	—	(15.2)
Share-based compensation expense (note 12)	—	—	—	—	—	—	4.3	(0.1)	—	4.2
Balance, September 30, 2023	12,000,000	$296.9	204,328,277	20,118,833	$1.7	$0.3	$4,022.0	$516.4	$(17.3)	$4,523.1

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Three months ended September 30, 2022

	Series J cumulative redeemable preferred shares		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity
	Shares	Amount
Balance, June 30, 2022, carried forward	12,000,000	$296.9	281,251,256	20,118,833	$2.5	$0.3	$3,711.2	$208.7	$(18.6)	$3,904.1
Net earnings	—	—	—	—	—	—	—	185.7	—	185.7
Other comprehensive income	—	—	—	—	—	—	—	—	0.2	0.2
Dividends on common shares ($0.125 per share)	—	—	—	—	—	—	—	(35.2)	—	(35.2)
Dividends on preferred shares (Series D - $0.50 per share; Series H - $0.49 per share; Series I - $0.50 per share; Series J - $0.44 per share)	—	—	—	—	—	—	—	(15.2)	—	(15.2)
Shares issued through dividend reinvestment program	—	—	8,161	—	—	—	0.1	(0.2)	—	(0.1)
Share-based compensation expense (note 12)	—	—	—	—	—	—	6.4	(0.3)	—	6.1
Balance, September 30, 2022	12,000,000	$296.9	281,259,417	20,118,833	$2.5	$0.3	$3,717.7	$343.5	$(18.4)	$4,045.6

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Nine months ended September 30, 2023

	Series J cumulative redeemable preferred shares		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity
	Shares	Amount
Balance, December 31, 2022, carried forward	12,000,000	$296.9	281,565,472	20,118,833	$2.5	$0.3	$3,724.2	$420.0	$(18.1)	$4,128.9
Net earnings	—	—	—	—	—	—	—	310.7	—	310.7
Other comprehensive income	—	—	—	—	—	—	—	—	0.8	0.8
Issuance of common shares from unissued acquisition related equity consideration	—	—	727,351	—	—	—	—	—	—	—
Fairfax warrants exercised (note 4(a))	—	—	6,000,000	—	—	—	78.7	—	—	78.7
Shares retired upon Merger and capital contribution from Poseidon (note 1(b))	—	—	(84,171,724)	—	(0.8)	—	246.6	—	—	245.8
Shares of Poseidon Merger Sub, Inc. becoming shares of Atlas Corp upon Merger (note 1(b))	—	—	1,000	—	—	—	—	—	—	—
Settlement of Exchangeable Notes	—	—	—	—	—	—	(29.4)	—	—	(29.4)
Adjustment to share-based compensation (note 12)			—	—	—	—	(11.6)	—	—	(11.6)
Dividends on common shares	—	—	—	—	—	—	—	(155.3)	—	(155.3)
Dividends on preferred shares (Series D - $1.99 per share; Series H - $1.97 per share; Series I - $2.00 per share; Series J - $1.75 per share)	—	—	—	—	—	—	—	(60.9)	—	(60.9)
Shares issued through dividend reinvestment program	—	—	6,178	—	—	—	0.1	(0.1)	—	—
Share-based compensation expense (note 12)	—	—	200,000	—	—	—	13.4	2.0	—	15.4
Balance, September 30, 2023	12,000,000	$296.9	204,328,277	20,118,833	$1.7	$0.3	$4,022.0	$516.4	$(17.3)	$4,523.1

See accompanying notes to interim consolidated financial statements

ATLAS CORP.
Interim Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Nine months ended September 30, 2022

	Series J cumulative redeemable preferred shares		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity
	Shares	Amount
Balance, December 31, 2021, carried forward	12,000,000	$296.9	247,024,699	20,118,833	$2.1	$0.3	$3,526.8	$7.5	$(19.1)	$3,517.6
Impact of accounting policy change	—	—	—	—	—	—	—	(5.1)	—	(5.1)
Adjusted balance, December 31, 2021	12,000,000	296.9	247,024,699	20,118,833	2.1	0.3	3,526.8	2.4	(19.1)	3,512.5
Net earnings	—	—	—	—	—	—	—	495.1	—	495.1
Other comprehensive income	—	—	—	—	—	—	—	—	0.7	0.7
Issuance of common shares from unissued acquisition related equity consideration	—	—	92,444	—	—	—	—	—	—	—
Exercise of Warrants	—	—	25,000,000	—	0.3	—	201.0	—	—	201.3
Cancellation of Holdback Shares	—	—	—	—	—	—	(27.3)	(4.9)	—	(32.2)
Issuance of common shares related to release of Holdback Shares	—	—	2,749,898	—	—	—	—	—	—	—
Dividends on common shares ($0.125 per share)	—	—	—	—	—	—	—	(102.3)	—	(102.3)
Dividends on preferred shares (Series D - $1.00 per share; Series H - $0.98 per share; Series I - $1.00 per share; Series J - $0.88 per share)	—	—	—	—	—	—	—	(45.6)	—	(45.6)
Shares issued through dividend reinvestment program	—	—	21,531	—	—	—	0.3	(0.4)	—	(0.1)
Share-based compensation expense (note 12)	—	—	6,370,845	—	0.1	—	16.9	(0.8)	—	16.2
Balance, September 30, 2022	12,000,000	$296.9	281,259,417	20,118,833	$2.5	$0.3	$3,717.7	$343.5	$(18.4)	$4,045.6

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Cash from (used in):
Operating activities:
Net earnings	$137.5	$185.7	$310.7	$495.1
Items not involving cash:
Depreciation and amortization	107.5	91.7	304.4	282.9
Change in right-of-use asset	24.3	26.4	71.4	82.5
Non-cash interest expense and accretion	8.0	5.2	20.6	16.2
Loss on debt extinguishment	0.1	2.2	9.0	9.4
Unrealized change in derivative instruments	(11.9)	(58.9)	(13.8)	(138.4)
Non-cash adjustment related to purchase options on finance leases	5.3	—	30.1	—
Amortization of acquired revenue contracts and deferred revenue	7.7	3.2	22.3	9.6
Equity loss (income) on investment	(1.6)	2.3	(2.4)	2.3
(Gain) loss on sale	(4.8)	(0.6)	(3.7)	3.7
Other	5.7	2.4	(14.7)	12.4
Change in other operating assets and liabilities (note 13)	(48.9)	(33.8)	(22.0)	(146.4)
Cash from operating activities	228.9	225.8	711.9	629.3

Investing activities:
Expenditures for property, plant and equipment and vessels under construction	(738.0)	(333.4)	(1,954.3)	(805.8)
Expenditure for leased vessels	4.7	—	8.2	—
Receipt (payment) on settlement of interest swap agreements	9.4	(2.9)	24.3	(14.2)
Gain on foreign currency repatriation	—	3.1	—	2.7
Receipt from contingent consideration asset	—	—	14.9	12.5
Other assets and liabilities	41.3	(72.9)	78.2	179.5
Capitalized interest relating to newbuilds	(19.9)	(12.2)	(56.0)	(32.3)
Cash used in investing activities	(702.5)	(418.3)	(1,884.7)	(657.6)

Financing activities:
Repayments of long-term debt and other financing arrangements	(211.8)	(314.5)	(1,143.4)	(805.2)
Issuance of long-term debt and other financing arrangements	802.4	757.6	2,235.1	1,077.6
Payment of lease liabilities	—	—	(10.3)	—
Settlement of capped call	—	—	25.3	—
Capital contribution from Poseidon	—	—	245.7	—
Financing fees	(8.7)	(5.3)	(9.1)	(16.6)
Dividends on common shares	(64.2)	(35.1)	(148.0)	(101.5)
Dividends on preferred shares	(30.4)	(15.2)	(60.8)	(45.6)
Proceeds from exercise of warrants	—	—	78.7	201.3
Cash from financing activities	487.3	387.5	1,213.2	310.0
Increase in cash and cash equivalents	13.7	195.0	40.4	281.7
Cash and cash equivalents and restricted cash, beginning of period	317.7	413.5	291.0	326.8
Cash and cash equivalents and restricted cash, end of period	$331.4	$608.5	$331.4	$608.5
Supplemental cash flow information (note 13)

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

1.Significant accounting policies:
(a)Basis of presentation:
Except for the changes described in note 1(b), the accompanying interim financial information of Atlas Corp. (the “Company” or “Atlas”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2022 audited annual consolidated financial statements of Atlas. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of Atlas as of and for the year ended December 31, 2022, in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 16, 2023.
(b)On March 28, 2023, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 31, 2022, by and among Atlas, Poseidon Acquisition Corp. (since renamed Poseidon Corp., “Poseidon”), an entity formed by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”), certain affiliates of the Washington Family (“Washington”), David Sokol, Chairman of the Board of Directors of the Company (the “Chairman”), Ocean Network Express Pte. Ltd., (“ONE”) and certain of their respective affiliates (collectively, the “Consortium”), and Poseidon Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), Merger Sub merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to the Company’s preferred shares) (the “Merger”). Each common share outstanding prior to the Merger, other than common shares contributed to Poseidon immediately prior to the consummation of the Merger by Fairfax, Washington, the Chairman and the Company’s chief executive officer, was converted into the right to receive $15.50 per common share in cash.
(c)Comparative information:
Certain prior period information has been reclassified to conform with current financial statement presentation.
2.Segment reporting:
For management purposes, the Company is organized based on its two leasing businesses and has two reportable segments, containership leasing and mobile power generation. The Company’s containership leasing segment owns and operates a fleet of containerships which are chartered primarily pursuant to long-term, fixed-rate time charters. The Company’s mobile power generation segment owns and operates a fleet of power generation assets, including aero-derivative gas turbines and other equipment, and provides power solutions to customers.
The Company’s chief operating decision makers monitor the operating results of the leasing businesses separately for the purpose of making decisions about resource allocation and performance assessment based on adjusted EBITDA, which is computed as net earnings before interest expense, income tax expense, depreciation and amortization expense, impairments, write-down and gains/losses on sale, gains/losses on derivative instruments, loss on foreign currency repatriation, change in contingent consideration asset, loss on debt extinguishment, other expenses and certain other items that the Company believes are not representative of its operating performance.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.Segment reporting (continued):
The following tables include the Company’s selected financial information by segment:

Three months ended September 30, 2023	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$442.7	$31.3	$—	$474.0
Operating expense	92.8	7.5	—	100.3
Depreciation and amortization expense	95.7	11.8	—	107.5
General and administrative expense	16.9	8.2	(0.4)	24.7
Operating lease expense	30.1	1.0	—	31.1
Gain on sale	(4.8)	—	—	(4.8)
Interest income	(1.5)	(0.6)	(0.1)	(2.2)
Interest expense	93.5	2.5	0.8	96.8
Income tax expense	0.6	0.4	—	1.0

Nine months ended September 30, 2023	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$1,228.5	$99.8	$—	$1,328.3
Operating expense	257.6	23.0	—	280.6
Depreciation and amortization expense	269.7	34.7	—	304.4
General and administrative expense	68.3	32.0	(1.6)	98.7
Operating lease expense	89.0	2.9	—	91.9
Gain on sale	(3.7)	—	—	(3.7)
Interest income	(7.9)	(1.5)	(1.4)	(10.8)
Interest expense	255.8	8.1	1.4	265.3
Income tax expense	2.1	5.9	—	8.0

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.Segment reporting (continued):

Three months ended September 30, 2022	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$384.9	$54.7	$—	$439.6
Operating expense	77.6	6.7	—	84.3
Depreciation and amortization expense	83.0	10.0	—	93.0
General and administrative expense	23.0	9.2	(1.0)	31.2
Operating lease expense	29.1	0.8	—	29.9
Gain on sale	—	(0.6)	—	(0.6)
Interest income	(2.2)	(0.1)	—	(2.3)
Interest expense	58.7	3.1	(0.3)	61.5
Income tax expense	0.4	8.2	—	8.6

Nine months ended September 30, 2022	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$1,145.2	$115.8	$—	$1,261.0
Operating expense	230.2	27.1	—	257.3
Depreciation and amortization expense	242.9	40.0	—	282.9
General and administrative expense	53.6	30.9	(0.8)	83.7
Indemnity income under acquisition agreement	—	(21.3)	—	(21.3)
Operating lease expense	91.0	2.1	—	93.1
Loss (Gain) on sale	4.0	(0.3)	—	3.7
Interest income	(2.4)	(0.5)	—	(2.9)
Interest expense	146.1	13.4	(0.6)	158.9
Income tax expense	0.9	9.2	—	10.1

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.Segment reporting (continued):

	Three months ended September 30, 2023	Nine months ended September 30, 2023
Containership leasing adjusted EBITDA	$303.0	$813.7
Mobile power generation adjusted EBITDA(1)	14.6	41.9
Total segment adjusted EBITDA	317.6	855.6
Eliminations and other	(1.9)	(3.1)
Depreciation and amortization	107.5	304.4
Interest income	(2.2)	(10.8)
Interest expense	96.8	265.3
Gain on derivative instruments	(21.7)	(39.9)
Other expenses	5.3	16.5
Gain on contingent consideration asset	—	(0.8)
Loss on debt extinguishment	0.1	9.0
Gain on sale	(4.8)	(3.7)
Consolidated net earnings before tax	$138.5	$318.7

	Three months ended September 30, 2022	Nine months ended September 30, 2022
Containership leasing adjusted EBITDA	$255.2	$770.4
Mobile power generation adjusted EBITDA(1)	38.0	78.8
Total segment adjusted EBITDA	293.2	849.2
Eliminations and other	2.1	1.5
Depreciation and amortization	93.0	282.9
Interest income	(2.3)	(2.9)
Interest expense	61.5	158.9
Gain on derivative instruments	(58.1)	(126.6)
Other expenses	1.9	13.1
Gain on contingent consideration asset	(0.8)	—
Loss on foreign currency repatriation	—	4.0
Loss on debt extinguishment	2.2	9.4
Gain (Loss) on sale	(0.6)	3.7
Consolidated net earnings before tax	$194.3	$505.2
(1)The calculation of adjusted EBITDA during the nine months ended September 30, 2022 does not include the Indemnity claim under acquisition agreement as an adjustment for the mobile power generation segment. Although the revenue reported for this segment is lower due to an injunction at one of the sites, the losses are recoverable through an indemnification agreement.

Total Assets	September 30, 2023	December 31, 2022
Containership Leasing	$12,220.5	$10,584.2
Mobile Power Generation	804.2	838.9
Elimination and Other	(316.9)	(120.7)
Total	$12,707.8	$11,302.4

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.Segment reporting (continued):

	Three months ended September 30,		Nine months ended September 30,
Capital expenditures by segment	2023	2022	2023	2022
Containership leasing	$731.0	$326.8	$1,938.1	$783.7
Mobile power generation	2.3	6.6	8.0	22.1
3.Revenue:
Revenue by type for the three and nine months ended September 30, 2023 and 2022 is as follows:

	Three months ended September 30, 2023			Nine months ended September 30, 2023
	Containership Leasing	Mobile Power Generation	Total	Containership Leasing	Mobile Power Generation	Total
Operating lease revenue	$418.3	$26.1	$444.4	$1,155.2	$89.8	$1,245.0
Interest income from leasing	20.1	—	20.1	58.3	—	58.3
Other	4.3	5.2	9.5	15.0	10.0	25.0
	$442.7	$31.3	$474.0	$1,228.5	$99.8	$1,328.3

	Three months ended September 30, 2022			Nine months ended September 30, 2022
	Containership Leasing	Mobile Power Generation	Total	Containership Leasing	Mobile Power Generation	Total
Operating lease revenue	$361.2	$48.4	$409.6	$1,082.9	$104.0	$1,186.9
Interest income from leasing	19.7	—	19.7	54.2	—	54.2
Other	4.0	6.3	10.3	8.1	11.8	19.9
	$384.9	$54.7	$439.6	$1,145.2	$115.8	$1,261.0
As at September 30, 2023, the minimum future revenues to be received on committed operating leases, service arrangements and interest income to be earned from direct financing leases are as follows:

	Operating lease(1)	Finance lease (2)	Total committed revenue
Remainder of 2023	$449.9	$24.3	$474.2
2024	1,783.9	93.8	1,877.7
2025	1,603.4	89.9	1,693.3
2026	1,323.9	86.9	1,410.8
2027	833.5	83.8	917.3
Thereafter	1,750.5	633.7	2,384.2
	$7,745.1	$1,012.4	$8,757.5
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.
(2)Minimum future interest income includes direct financing leases currently in effect.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

3.Revenue (continued):
As at September 30, 2023, the minimum future revenues to be received based on each segment are as follows:

	Containership Leasing(1)(2)	Mobile Power Generation	Total committed revenue
Remainder of 2023	$455.0	$19.2	$474.2
2024	1,801.0	76.7	1,877.7
2025	1,616.6	76.7	1,693.3
2026	1,410.8	—	1,410.8
2027	917.3	—	917.3
Thereafter	2,384.2	—	2,384.2
	$8,584.9	$172.6	$8,757.5
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.
(2)Minimum future interest income includes direct financing leases currently in effect.
Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.
4.Related party transactions:
The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.
(a)Transactions with Fairfax:
In January 2023, Fairfax exercised warrants to purchase 6,000,000 common shares of Atlas for gross aggregate proceeds to the Company of $78,710,000. Following this exercise, Fairfax has no outstanding warrants.
During the three and nine months ended September 30, 2023, the dividends paid on Series J Preferred Shares held by Fairfax were $5,250,000 and $15,750,000, respectively (2022 - $5,250,000 and $15,750,000, respectively).
On February 28, 2020, in connection with the acquisition of APR Energy, Fairfax received common shares of Atlas as consideration for its equity interests in APR Energy and as settlement of indebtedness owing to Fairfax by APR Energy. In addition, Atlas reserved for issuance Holdback Shares for Fairfax. Fairfax remains a counterparty to certain indemnification and compensation arrangements related to the acquisition of APR Energy. In March 2023, in relation to the expiry of an indemnification obligation, 727,351 common shares reserved in treasury were issued out of Holdback Shares to the APR sellers. Following the expiration of this indemnification obligation, all Holdback Shares have been released.
In addition, the Company received nil and $3,836,000, respectively, for the three and nine months ended September 30, 2023 (2022 – nil and $5,239,000, respectively) from Fairfax for the settlement of an indemnity related to losses realized on sale or disposal of certain property, plant and equipment and inventory items and $11,039,000 during the nine months ended September 30, 2023 for reimbursement of fees, costs and settlement payments incurred from indemnified litigation.
(b)Transactions with ONE:
In June 2023, the Company completed the sale of one 4,250 TEU vessel to ONE for gross proceeds of $17,250,000. The Company continues to manage the ship operations of this vessel and during the three and nine months ended September 30, 2023, the Company earned revenue of $544,000 and $721,000, respectively (2022 – nil) and incurred expenses of $508,000 and $674,000, respectively (2022 – nil) in connection with the ship management of the vessel.
In June 2023, the Company completed the purchase of two secondhand 8,100 TEU vessels from ONE for an aggregate purchase price of $54,400,000 (note 6).

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

4.Related party transactions (continued):
(b)Transactions with ONE (continued):
Since the closing of the Merger (note 1(b)), the Company earned revenue of $200,800,000 from ONE, of which $108,300,000 relates to the three months ended September 30, 2023, in connection with the time charter of vessels and management of one vessel, as described above.
(c)Transactions with ZE JV:
Pursuant to ship management agreements, the Company manages the ship operations of the vessels owned by its joint venture with the Zhejiang Energy Group. During the three and nine months ended September 30, 2023, the Company earned revenue of $2,611,000 and $7,846,000, respectively (2022 – $2,554,000 and $4,481,000, respectively) and incurred expenses of $2,558,000 and $7,397,000, respectively (2022 – $2,717,000 and $4,734,000, respectively) in connection with the ship management of the vessels.
(d)Transactions with Poseidon
Poseidon is the ultimate parent company of Atlas following the closing of the Merger as described in note 1(b).
During the three and nine months ended September 30, 2023, Atlas declared dividends of $41,544,000 and $83,088,000, respectively, to Poseidon. As at September 30, 2023, $7,000,000 of the dividend declared remains outstanding.
5.Net investment in lease:

	September 30, 2023	December 31, 2022
Undiscounted lease receivable	$2,223.6	$1,724.4
Unearned interest income	(1,024.3)	(816.0)
Net investment in lease, total	1,199.3	908.4
Current portion of net investment in lease	(29.2)	(21.0)
Net investment in lease	$1,170.1	$887.4
At September 30, 2023, the minimum lease receivable from finance leases are as follows:

Remainder of 2023	$31.8
2024	126.0
2025	125.6
2026	125.6
2027	125.6
Thereafter	1,689.0
$2,223.6
During the three and nine months ended September 30, 2023, the Company accepted the delivery of two 24,000 TEU vessels, each of which commenced an 18-year charter upon delivery.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

6.Property, plant and equipment:

September 30, 2023	Cost	Accumulated depreciation	Net book value
Vessels	$11,104.2	$(2,989.3)	$8,114.9
Equipment and other	551.7	(222.1)	329.6
Property, plant and equipment	$11,655.9	$(3,211.4)	$8,444.5

December 31, 2022	Cost	Accumulated depreciation	Net book value
Vessels	$9,610.7	$(2,805.6)	$6,805.1
Equipment and other	542.9	(191.1)	351.8
Property, plant and equipment	$10,153.6	$(2,996.7)	$7,156.9
During the three and nine months ended September 30, 2023, depreciation and amortization expense relating to property, plant and equipment was $94,523,000 and $266,782,000, respectively (2022 – $83,197,000 and $249,622,000, respectively).
Vessel sales and deliveries
In January 2023, the Company completed the sale of one 4,250 TEU vessel for gross proceeds of $21,600,000 and the Company recognized a gain on sale of $2,744,000.
In June 2023, the Company completed the sale of one 4,250 TEU vessel for gross proceeds of $17,250,000. This vessel had previously been classified as an asset held for sale and the Company recognized a loss on sale of $3,555,000.
In June 2023, the Company completed the purchase of two secondhand 8,100 TEU vessels from ONE for an aggregate purchase price of $54,400,000.
In July 2023, the Company completed the sale of one 4,250 TEU vessel for gross proceeds of $26,000,000. This vessel had previously been classified as an asset held for sale and the Company recognized a a gain on sale of $5,028,000.
During the three and nine months ended September 30, 2023, the Company took delivery of two and nine newbuild vessels, respectively. The vessels range in size from 15,100 to 15,250 TEU and each commenced a long-term charter upon delivery. The aggregate purchase price for the newbuild vessels delivered during the three and nine months ended September 30, 2023 was $250,501,000 and $1,143,601,000, respectively.
7.Vessels under construction
During the three months ended September 30, 2023, vessels under construction includes $16,356,000 of capitalized interest and $625,857,000 of installment payments (September 30, 2022 - $12,832,000 and $291,167,000, respectively).
During the nine months ended September 30, 2023, vessels under construction includes $51,277,000 of capitalized interest and $1,501,863,000 of installment payments (September 30, 2022 - $33,135,000 and $716,118,000, respectively).

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

8.Right-of-use assets:

September 30, 2023	Cost	Accumulated amortization	Net book value
Vessel operating leases	$835.5	$(404.3)	$431.2
Other operating leases	15.6	(10.1)	5.5
Right-of-use assets	$851.1	$(414.4)	$436.7

December 31, 2022	Cost	Accumulated amortization	Net book value
Vessel operating leases	$835.5	$(335.5)	$500.0
Vessel finance leases	246.6	(7.9)	238.7
Other operating leases	15.6	(7.6)	8.0
Right-of-use assets	$1,097.7	$(351.0)	$746.7
In 2022, the Company exercised options under existing lease financing arrangements to purchase four 10,000 TEU vessels. Each of the four purchases were completed in January through September 2023 at the pre-determined purchase price of $52,690,000 per vessel. With the completion of the four purchases in 2023, the Company has no vessel finance leases as at September 30, 2023.
During the three and nine months ended September 30, 2023, the amortization of right-of-use assets was $24,300,000 and $71,400,000, respectively (2022 – $26,400,000 and $82,500,000, respectively).
9.Other assets:

	September 30, 2023	December 31, 2022
Intangible assets	$63.0	$75.7
Deferred dry-dock	156.8	86.9
Restricted cash	11.0	11.0
Contingent consideration asset	39.8	39.5
Deferred financing fees for undrawn financing	34.9	57.3
Other	36.3	42.4
Other assets	$341.8	$312.8

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

10.Long-term debt:

	September 30, 2023	December 31, 2022
Long-term debt:
Revolving credit facilities (a) (e)	$160.0	$—
Term loan credit facilities (b) (e)	1,353.8	1,233.0
Senior unsecured notes(c)	828.1	1,302.4
Senior unsecured exchangeable notes(d)	—	201.3
Senior secured notes	1,000.0	1,000.0
	3,341.9	3,736.7
Deferred financing fees	(36.5)	(44.9)
Long-term debt	3,305.4	3,691.8
Current portion of long-term debt	(208.7)	(238.4)
Long-term debt	$3,096.7	$3,453.4
(a)Revolving credit facilities:
As at September 30, 2023 and December 31, 2022, the Company had three revolving credit facilities, which provided, as at September 30, 2023, for aggregate borrowings of up to $700,000,000 (December 31, 2022 – $700,000,000), of which $540,000,000 (December 31, 2022 - $700,000,000) was undrawn.
The Company is subject to commitment fees ranging between 0.45% and 0.5% (December 31, 2022 – 0.45% and 0.5%) calculated on the undrawn amounts under the various facilities.
(b)Term loan credit facilities:
In March 2023, the Company entered into amended and restated senior secured loan facilities which (i) increase the commitments under the bank loan facilities by $250,000,000, of which $200,000,000 was drawn immediately and $50,000,000 of which was drawn in September 2023, (ii) increase the amount of total borrowing permitted relative to total assets from 65% to 75%, (iii) replace the London Interbank Offered Rate with the Secured Overnight Financing Rate as the reference interest rate, and (iv) extend the maturities of tranches due in 2026 and 2027 by approximately two years.
As at September 30, 2023, the Company has entered into $2,977,143,649 (December 31, 2022 – $3,751,731,000) of term loan credit facilities, of which $1,623,409,000 (December 31, 2022 - $2,518,743,000) was undrawn.
Term loan credit facilities mature between December 31, 2023 and January 21, 2030.
For the Company’s floating rate term loan credit facilities, interest is calculated based on three month or six month benchmark rate plus a margin per annum, dependent on the interest period selected by the Company. The six month average LIBOR was 5.9% (December 31, 2022 – 3.5%) and the three and six month average SOFR was 5.4% (December 31, 2022 – 3.0%). The margins ranged between 0.35% and 2.6% as at September 30, 2023 (December 31, 2022 – 0.35% and 2.5%).
For one of the term loan credit facilities with a total principal amount outstanding of $4,846,000 (December 31, 2022 – $14,425,000), interest is calculated based on the Export-Import Bank of Korea (“KEXIM”) rate plus 0.7% per annum.
The weighted average rate of interest, including the applicable margin, was 7.4% as at September 30, 2023 (December 31, 2022 – 6.4%) for the Company’s term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.
The Company is subject to commitment fees ranging between 0.25% and 0.6% (December 31, 2022 – 0.25% and 0.6%) calculated on the undrawn amounts under the various facilities.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

10.Long-term debt (continued):
(b)Term loan credit facilities (continued):
The following is a schedule of future minimum repayments of the Company’s term loan credit facilities as of September 30, 2023.

Remainder of 2023	$92.7
2024	118.9
2025	174.4
2026	103.9
2027	103.9
Thereafter	760.0
$1,353.8
(c)As a result of the Merger (note 1(b)), the Company’s common shares were de-listed on April 10, 2023 (the “De-listing”). The Company has notified the holders of the 2024 NOK Bonds and the 2026 NOK Bonds of this de-listing event and that each holder of the 2024 NOK Bonds and the 2026 NOK Bonds had a right to require the Company to purchase all or some of the bonds held by such holder (a “NOK Put Option”) at a price equal to 101% of the principal amount plus accrued interest. Each holder could exercise a NOK Put Option during the exercise period which ended on May 3, 2023. On May 10, 2023, the Company repurchased $179,400,000 of 2024 NOK Bonds and $294,900,000 of the 2026 NOK Bonds. In each case, the Company purchased 2024 and 2026 NOK Bonds from holders who exercised their NOK Put Options, at a purchase price equal to 101% of the principal amount plus accrued interest for a total payment of $482,706,000. The remaining 2024 NOK Bonds totaling $20,600,000 will mature on February 5, 2024. On May 22, 2023, as a result of having repurchased more than 90% of the outstanding 2026 NOK Bonds, the Company exercised its option to repurchase all remaining outstanding 2024 and 2026 NOK Bonds from holders. The repurchase, requiring a payment of $25,700,000, will occur on February 5, 2024.
(d)The Merger (note 1(b)) and subsequent de-listing of the Company’s common shares on April 10, 2023 constituted a “Make-Whole Fundamental Change” under the terms of Seaspan’s exchangeable notes (“Exchangeable Notes”) issued in December 2020. On March 28, 2023, the Company entered into a supplemental indenture providing the holders of the Exchangeable Notes the right to exchange each $1,000 principal amount of such Exchangeable Note into a number of units based on a defined exchange rate. In connection with the Make-Whole Fundamental Change, each holder had the right, at its option, to exchange all or any portion of its Exchangeable Notes at any time from during the make-whole exchange period at an increased exchange rate on account of a Make-Whole Fundamental Change. During the make-whole exchange period, which ended on May 22, 2023, all of the outstanding Exchangeable Notes were exchanged by the Holders representing a total settlement of $253,139,000.
(e)Credit facilities – other:
As at September 30, 2023, the Company’s credit facilities were primarily secured by first-priority mortgages granted on most of its power generation assets and 51 of its vessels, together with other related security. The security for each of the Company’s current secured credit facilities may include, without limitation:
a.A first priority mortgage on collateral assets;
b.An assignment of the Company’s lease agreements and earnings related to the related collateral assets;
c.An assignment of the insurance policies covering each of the collateral assets that are subject to a related mortgage and/or security interest;
d.An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees; and
e.A pledge over the related retention accounts.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

10.Long-term debt (continued):
(e)Credit facilities – other (continued):
As at September 30, 2023, $1,302,155,000 principal amount of indebtedness under one of the Company’s term loan and revolving credit facilities, together with $1,000,000,000 of sustainability-linked fixed rate notes with maturities from June 2031 to September 2037, was secured by a portfolio of 48 vessels, the composition of which can be changed, and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.
The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including (without limitation) a change of control, the sale, loss or reduction in market value of assets, or a termination or expiration of certain lease agreements (and the inability to enter into a lease replacing the terminated or expired lease acceptable to lenders within a specified period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s assets are conducted on a “without lease” and/or “orderly liquidation” basis as required under the credit facility agreement.
Each credit facility contains a mix of financial covenants requiring the borrower and/or guarantor of the facility to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Each of Atlas and Seaspan are guarantors under certain facilities.
Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants as at September 30, 2023.
11.Other financing arrangements:

	September 30, 2023	December 31, 2022
Other financing arrangements	$3,676.8	$2,119.7
Deferred financing fees	(47.8)	(31.9)
Other financing arrangements	3,629.0	2,087.8
Current portion of other financing arrangements	(242.3)	(147.5)
Other financing arrangements	$3,386.7	$1,940.3
Based on amounts funded for other financing arrangements, payments due to lessors would be as follows:

Remainder of 2023	$60.6
2024	246.0
2025	247.2
2026	246.9
2027	249.9
Thereafter	2,626.2
$3,676.8
During the nine months ended September 30, 2023, the Company received proceeds of $1,675,098,000 related to the delivery of eleven vessels and pre-delivery financing for the vessels under construction.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

12.Share capital:
(a)Common shares:
Pursuant to the APR Energy acquisition agreement, Holdback Shares were issuable to the sellers at a future date, subject to settlement of potential future events. As of September 30, 2023, no common shares were issuable as Holdback Shares.
In March 2023, the remaining 727,351 Holdback Shares were released and issued to the APR sellers (note 4(a)). Following such release, there were no Holdback Shares outstanding.
As of September 30, 2023, all of the common shares of the Company are held by Poseidon as a result of the Merger (note 1(b)) that took place on March 28, 2023.
(b)Preferred shares:
As at September 30, 2023, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate per annum	Redemption by Company permitted on or after(1)	September 30, 2023	December 31, 2022
Series	Authorized	Issued
D	20,000,000	5,093,728	7.95%	January 30, 2018	$127.3	$127.3
H	15,000,000	9,025,105	7.875%	August 11, 2021	225.6	225.6
I	6,000,000	6,000,000	8.00%	October 30, 2023(1)	150.0	150.0
J(2)	12,000,000	12,000,000	7.00%	June 11, 2021	300.0	300.0
(1)On October 30, 2023, the Company redeemed all of its outstanding 8.0% Series I Cumulative Redeemable Preferred Shares for cash (note 16(b)).
(2)Dividends are payable on the Series J Cumulative Redeemable Preferred Shares at a rate of 7.0% for the first five years after the issue date, with 1.5% increases annually thereafter to a maximum of 11.5%
The Company’s preferred shares are subject to certain financial covenants. The Company was in compliance with these covenants on September 30, 2023.
(c)Warrants:
In January 2023, Fairfax exercised warrants to purchase 6,000,000 common shares of Atlas. The gross aggregate proceeds for the 6,000,000 warrants was $78,710,000.
(d)Restricted shares, restricted stock units and stock options:
In connection with the Merger (note 1(b)), certain restricted shares granted to the chairman of the board and chief executive officer in 2022 were contributed to Poseidon upon completion of the Merger in exchange for the issuance of Poseidon common stock. In 2020, the chief executive officer was granted 1,500,000 restricted shares of which 900,000 were unvested at the closing of the Merger. Upon vesting, the chief executive officer will receive one Poseidon common share in exchange for each vested share.
In connection with the Merger (note 1(b)), various restricted stock unit grants were amended. Under the amended agreements, restricted stock units that were unvested as of the time of the Merger were converted into the right to receive, at the time at which such restricted stock unit would have been settled in common shares of the Company, a cash payment in an amount equal to the merger consideration of $15.50 plus interest.
In addition, the stock options previously granted to the chief executive officer were amended such that vested and unexercised options were cash settled at $15.50 less the exercise price. For the unvested options, each tranche will be cash settled at the vesting date at $15.50 less the exercise price.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

13.Supplemental cash flow information:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Interest paid	$107.5	$60.4	$294.5	$165.7
Interest received	2.1	2.3	9.1	3.0
Undrawn credit facility fee paid	10.0	6.6	19.4	17.6
Income taxes paid	0.9	0.7	5.2	3.4

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Non-cash financing and investing transactions:
Change in right-of-use assets and operating lease liabilities	$—	$25.3	$—	$80.6
Dividend reinvestment	—	0.1	—	—
Reclassification from finance lease to vessels	(30.1)	—	(127.1)	—
Capitalized interest relating to newbuilds	3.5	0.6	4.7	0.7
	$(26.6)	$26.0	$(122.4)	$81.3

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Changes in operating assets and liabilities
Accounts receivable	$(44.2)	$(1.8)	$(36.6)	$(30.9)
Inventories	0.5	(0.1)	(5.2)	(5.4)
Prepaid expenses and other, and other assets	6.9	26.3	—	19.4
Net investment in lease	8.0	4.9	18.8	14.8
Accounts payable and accrued liabilities	9.0	1.6	109.4	11.1
Settlement of decommissioning provisions	(0.6)	(10.8)	(0.6)	(20.2)
Deferred revenue	13.5	7.2	75.3	(0.1)
Income tax payable	(0.9)	(2.0)	(5.2)	(3.4)
Major maintenance	(10.3)	(11.1)	(99.8)	(33.2)
Other liabilities	—	0.1	6.2	(8.4)
Operating lease liabilities	(21.8)	(22.2)	(62.0)	(70.7)
Finance lease liabilities	0.8	(7.1)	4.6	(17.6)
Derivative instruments	(9.8)	0.8	(26.1)	11.7
Contingent consideration asset	—	(19.6)	(0.8)	(13.5)
	$(48.9)	$(33.8)	$(22.0)	$(146.4)

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

13.Supplemental cash flow information (continued):
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	September 30,
	2023	2022
Cash and cash equivalents	$320.4	$594.3
Restricted cash included in other assets (note 9)	11.0	14.2
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$331.4	$608.5
14.Commitments and contingencies:
(a)Operating leases:
At September 30, 2023, the commitment under operating leases for vessels was $499,028,000 for the remainder of 2023 to 2029, and for other leases was $6,700,000 for the remainder of 2023 to 2031. Total commitments under these leases are as follows:

Remainder of 2023	$30.2
2024	118.9
2025	122.6
2026	120.3
2027	81.8
Thereafter	31.9
$505.7
For operating leases indexed to benchmark rates, commitments under these leases are calculated using the benchmark rate in place as at September 30, 2023 for the Company.
(b) Vessel commitment:
As at September 30, 2023, the Company had entered into agreements to acquire 47 vessels (December 31, 2022 – 58 vessels). The Company has outstanding commitments for the remaining installment payments as follows:

Remainder of 2023	$1,054.8
2024	2,551.5
Total	$3,606.3

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

15.Financial instruments:
(a)Fair value:
The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable, income tax payable and accrued liabilities approximate their fair values because of their short term to maturity.
As of September 30, 2023, the fair value of the Company’s revolving credit facilities and term loan credit facilities, excluding deferred financing fees was $1,395,707,000 (December 31, 2022 – $1,166,673,000) and the carrying value was $1,513,735,000 (December 31, 2022 – $1,232,988,000). As of September 30, 2023, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, was $3,489,282,000 (December 31, 2022 – $2,061,863,000) and the carrying value was $3,676,834,000 (December 31, 2022 – $2,119,657,000). The fair value of the revolving and term loan credit facilities and other financing arrangements, excluding deferred financing fees, was estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.
As of September 30, 2023, the fair value of the Company’s senior unsecured notes was $793,724,000 (December 31, 2022 – $1,284,702,000) and the carrying value was $828,050,000 (December 31, 2022 – $1,302,350,000). The fair value of the Company’s senior unsecured exchangeable notes was nil (December 31, 2022 – $195,478,000) and the carrying value was nil (December 31, 2022 – $201,250,000). The fair value of the Company’s senior secured notes was $925,523,000 (December 31, 2022 – $937,455,000) and the carrying value was $1,000,000,000 (December 31, 2022 – $1,000,000,000). The fair value was calculated using the present value of expected principal repayments and interest discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. As a result, these amounts were categorized as Level 2 in the fair value hierarchy.
The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate is derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

15.Financial instruments (continued):
(b)Interest rate swap derivatives:
As of September 30, 2023, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for benchmark rate	Notional amount as of September 30, 2023	Maximum notional amount(1)	Effective date	Ending date
1.7574%	$500.0	$500.0	January 31, 2022	February 2, 2032
5.4200%	216.8	216.8	September 6, 2007	May 31, 2024
1.5580%	85.0	85.0	November 14, 2019	May 15, 2024
2.3875%	200.0	200.0	July 20, 2022	July 20, 2032
0.6350%	78.0	78.0	January 21, 2021	October 14, 2026
0.4590%	78.0	78.0	February 4, 2021	October 14, 2026
1.4340%	80.0	80.0	September 27, 2019	May 14, 2024
1.4900%	22.4	22.4	February 4, 2020	December 30, 2025
2.67%/5.50%(2)	250.0	250.0	September 1, 2023	September 1, 2026
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)$250M notional amount transaction on daily SOFR with a cap of 5.5% and a floor strike of 2.67%
If interest rates remain at their current levels, the Company expects that $37,040,000 would be received in cash, in the next 12 months on interest rate swaps maturing after September 30, 2023. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.
16.Subsequent events:
(a)In October 2023, the Company repaid $89,250,000 under one of its term loan credit facilities.
(b)On October 30, 2023, the Company redeemed all of its outstanding 8.00% Series I Cumulative Redeemable Preferred Shares for $150,000,000.
(c)In October 2023, the Company entered into shipbuilding contracts for the construction of eight 10,800 CEU dual-fuel liquefied natural gas Pure Car Truck Carrier (“PCTC”) newbuilds of which two will be novated to a customer or its nominee prior to the end of the first quarter of 2024. Four of the remaining six newbuilds will commence long term charters upon delivery. For the remaining two newbuilds, the Company has provided an option to the customer of either novating the shipbuilding contracts in respect of such newbuilds or entering into a long term charter with the Company upon delivery of such newbuilds to the Company.
(d)In November 2023, the Company exercised its option under an existing lease financing arrangement to purchase one 14,000 TEU vessel. The purchase is expected to complete in December 2024 at the pre-determined purchase price of $61,600,000.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following should be read in conjunction with the unaudited consolidated financial statements and related notes included in this Report and the audited consolidated financial statements, related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2022. The Annual Report was filed with the U.S. Securities and Exchange Commission on March 15, 2023. Unless otherwise indicated, all amounts are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with U.S. GAAP.
Overview
General
We are Atlas Corp., a global asset manager and the parent company of Seaspan and APR Energy.
Atlas was incorporated in the Republic of the Marshall Islands in October 2019 for the purpose of facilitating, and to become the successor public company of Seaspan pursuant to a holding company reorganization. Atlas is a holding company and its primary assets are its interests in Seaspan and APR Energy and their respective subsidiaries.
On March 28, 2023, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 31, 2022, by and among Atlas, Poseidon Acquisition Corp. (since renamed Poseidon Corp., “Poseidon”), an entity formed by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”), certain affiliates of the Washington Family (“Washington”), David Sokol, Chairman of the Board of Directors of the Company, Ocean Network Express Pte. Ltd., and certain of their respective affiliates (collectively, the “Consortium”), and Poseidon Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), Merger Sub merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to the Company’s preferred shares) (the “Merger”).
Segment Reporting
For management purposes, the Company is organized based on its two leasing businesses and has two reportable segments, containership leasing and power generation. The Company’s containership leasing segment, which is conducted through Seaspan, owns and operates a fleet of containerships which are chartered primarily pursuant to long-term, fixed-rate, time charters with major container liner companies. The Company’s mobile power generation segment, which is conducted through APR Energy, owns and operates a fleet of power generation assets, including gas turbines and other equipment, and provides power solutions to customers, through medium to long-term contracts.
Containership leasing
Through Seaspan, we are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with eight major container liner companies, of which four customers each contributed over 10% of total revenue for the three and nine months ended September 30, 2023. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As at September 30, 2023, we operated a fleet of 142 vessels, totaling 1,405,280 TEU, that have an average age of approximately eight years, on a TEU weighted basis. As at September 30, 2023, we have 47 newbuild vessels under construction delivering through to December 2024.
Our primary objective for Seaspan is to continue to grow our containership leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.
We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”.

The following table summarizes key facts regarding Seaspan’s fleet as of September 30, 2023:

	Operating Vessels					Newbuild Vessels
Vessel Class (TEU)	# Vessels (Total Fleet)	# Vessels (of which are unencumbered)	Average Age (Years)	Average Remaining Charter Period (Years)(1)	Average Daily Charter Rate (in thousands of USD)	# Vessels	Average Length of Charter
2500-3500	14	6	15.3	1.3	15.8	—	—
4250-5100	19	12	14.8	2.5	32.2	—	—
7000	—	—	—	—	—	20	11.2
8100-9600(2)	20	13	13.8	2.3	38.9	—	—
10000-11000(3)	33	8	8.0	3.5	33.1	—	—
11800-13400(4)	27	2	6.4	5.8	39.5	—	—
14000 - 15000	26	2	4.7	5.2	46.4	—	—
15000-16000	1	—	—	6.7	40.3	27	10.8
24000+(5)	2	—	—	18.0	41.9	—	—
Total/Average	142	43	7.7	4.1	35.9	47	11.0
(1)Excludes options to extend charter.
(2)Includes 3 vessels on bareboat charter
(3)Includes 8 vessels on bareboat charter.
(4)Includes 6 vessels on bareboat charter.
(5)Includes 2 vessels on bareboat charter.
In addition, our joint venture with Zhejiang Energy Group has five operating vessels as at September 30, 2023 and we are the ship manager for all five vessels.
Pure Car Truck Carrier leasing
In October 2023, the Company entered the car carrier market through entry into shipbuilding contracts for the construction of eight 10,800 CEU dual-fuel liquefied natural gas Pure Car Truck Carrier (“PCTC”) newbuilds, at least four of which will commence long term charters with a leading logistics company immediately upon the delivery to the Company (see Pure Car Truck Carrier Developments under Significant Developments During the Quarter ended September 30, 2023 and Subsequent for further details).
In the forgoing paragraph, we have used the term “car equivalent unit”, or CEU, in describing the size of PCTCs and the number of cars they have the capacity to transport.
Power Generation
Through APR Energy, we also operate a fleet of power generation assets, providing power generation to customers including large corporations and public and private utilities. Our mobile, turnkey power plants are deployed in cities, countries, and industries around the world in both developed and developing markets. As of September 30, 2023, we operated a fleet of 30 aero-derivative gas turbines and 274 diesel generators. The average age of our turbines is approximately 10 years and the average age of our diesel generators is approximately 12 years.
Our primary objective is to drive sustained growth and optimize cash flow by delivering operational excellence and providing a broad range of innovative technologies and offerings to generate customer value. Our revenues are primarily derived through power generation and our turnkey services include plant design, fast-tracked installation of generating equipment and balance of plant, plant operation, and around-the-clock service and maintenance.
We use the term “megawatts”, or MW, in describing the capacity of our power generation equipment.

Asset Type	Fleet Size (MW)	Contracted Fleet (MW)	Contracted Revenue (USD millions)	Average Remaining Contract Term (Years)(1)
Mobile Power Fleet	1,226	481	$150.4	1.1
(1)Average remaining contract term excludes extensions; weighted by MW installed.

Significant Developments During the Quarter ended September 30, 2023 and Subsequent
Containership Developments
During the third quarter of 2023, the Company took delivery of four newbuild vessels ranging in size from 15,100 TEU to 24,000 TEU, each of which commenced a long-term charter upon delivery. In October and November 2023, the Company took delivery of six newbuild vessels ranging in size from 7,000 TEU to 15,100 TEU, each of which commenced a long-term charter upon delivery.
In July 2023, the Company completed the sale of an additional 4,250 TEU vessel for gross proceeds of $26.0 million. The Company continues to serve as a third-party vessel manager for the vessel.
Dividends
On September 22, 2023, the Board of Directors declared a dividend of $41.5 million on the Company’s common shares payable on October 2, 2023. The Board of Directors also declared the regular quarterly dividends on the Company’s preferred shares which were paid on October 30, 2023 representing a total distribution of $15.2 million.
Financing Developments
In October 2023, the Company repaid one its outstanding term loans with a principal amount of $89.3 million.
In October 2023, the Company redeemed all of its outstanding 8.00% Series I Cumulative Redeemable Preferred Shares for $150,000,000.
Changes in Senior Management
In July 2023, Graham Talbot resigned as Chief Financial Officer of Atlas and Seaspan. Bing Chen was appointed as interim Chief Financial Officer of Atlas and Seaspan, effective July 7, 2023.
Pure Car Truck Carrier Developments
In October 2023, the Company entered into shipbuilding contracts for the construction of eight 10,800 CEU dual-fuel liquefied natural gas PCTC newbuilds. Of the eight shipbuilding contracts, two will be novated to a customer or its nominee prior to the end of the first quarter of 2024. Four of the remaining six newbuilds are scheduled to be delivered to the Company in the last quarter of 2026 and throughout 2027. Upon delivery, these four newbuilds will commence long term charters with a leading logistics company. In respect of the remaining two newbuilds, the Company has provided an option to the customer of either novating the shipbuilding contracts in respect of such newbuilds or entering into a long term charter with the Company upon delivery of such newbuilds to the Company.

Three and nine months ended September 30, 2023, Compared with three and nine months ended September 30, 2022
The following tables summarize Atlas’ consolidated financial results for select information for the three and nine months ended September 30, 2023 and 2022.

Consolidated Financial Summary (in millions of U.S. dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenue	$474.0	$439.6	$1,328.3	$1,261.0
Operating expense	100.3	84.3	280.6	257.3
Depreciation and amortization expense	107.5	93.0	304.4	282.9
General and administrative expense	24.7	31.2	98.7	83.7
Indemnity claim under acquisition agreement	—	—	—	(21.3)
Operating lease expense	31.1	29.9	91.9	93.1
(Gain) loss on sale	(4.8)	(0.6)	(3.7)	3.7
Operating earnings	215.2	201.8	556.4	561.6
Loss on debt extinguishment	0.1	2.2	9.0	9.4
Interest expense	96.8	61.5	265.3	158.9
Net earnings	137.5	185.7	310.7	495.1
Cash from operating activities	228.9	225.8	711.9	629.3
Asset Utilization
Containership Leasing Segment
Vessel Utilization represents the number of ownership days on-hire as a percentage of total ownership days, including bareboat ownership days. The following table summarizes Seaspan’s vessel utilization for the last eight consecutive quarters:

	2021	2022				2023
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Vessel Utilization	98.5%	98.5%	98.3%	98.6%	98.5%	97.6%	95.2%	98.2%
Vessel utilization decreased for the three and nine months ended September 30, 2023, compared with the same periods in 2022. The decreases were primarily due to an increase in the number of scheduled dry-dockings and associated off-hire days.
Mobile Power Generation Segment
Average megawatt capacity is the average maximum megawatts that can be generated by the power fleet. The primary driver of average megawatt capacity is the increase or decrease in the number of power generating units in the power fleet. Average megawatt on-hire is the amount of capacity that is under contract and available to the customer for use. Power fleet utilization represents average megawatt on-hire as a percentage of average megawatt capacity.
The following table summarizes the Power Fleet Utilization, for the last eight consecutive quarters:

	2021	2022				2023
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Power Fleet Utilization	61.4%	61.9%	68.8%	80.0%	62.8%	62.2%	58.9%	39.2%
Power Fleet Utilization decreased for the three and nine months ended September 30, 2023, compared with the same periods in 2022. This decrease is primarily due to the Bangladesh plant ending its contract.

Financial Results Summary
Revenue
Revenue increased by 7.8% to $474.0 million and by 5.3% to $1,328.3 million for the three and nine months ended September 30, 2023, compared with the same periods in 2022. The increases in revenue were primarily due to the delivery of 16 newbuild vessels after the third quarter of 2022, offset by the sale of 10 vessels and lower asset utilization in the Mobile Power Generation segment, including as a result of the Bangladesh plant ending its contract.
Operating Expense
Operating expense increased by 19.0% to $100.3 million and by 9.1% to $280.6 million for the three and nine months ended September 30, 2023, respectively, compared with the same periods in 2022. The increase was primarily due to growth in our fleet of operating vessels.
Depreciation and Amortization Expense
Depreciation and amortization expense increased by 15.6% to $107.5 million and by 7.6% to $304.4 million for the three and nine months ended September 30, 2023, respectively, compared with the same periods in 2022. The increases were primarily due to the growth in our fleet of operating vessels and purchase options being exercised for four vessels from January and August 2022 which resulted in a reclassification of the leases from operating to financing.
General and Administrative Expense
General and administrative expense decreased by 20.8% to $24.7 million and increased by 17.9% to $98.7 million for the three and nine months ended September 30, 2023, respectively, compared with the same periods in 2022. The decrease for the three months ended September 30, 2023 was primarily attributable to professional fees incurred in 2022 by the special committee of the Board to evaluate the take-private proposal from Poseidon. The increase for the nine months ended September 30, 2023 is primarily due to an increase in general corporate expenses recognized in the first quarter of 2023 which included additional share-based compensation expense from modified arrangements and professional fees related to the Merger transaction.
Operating Lease Expense
Operating lease expense increased by 4.0% to $31.1 million and decreased by 1.3% to $91.9 million for the three and nine months ended September 30, 2023, respectively, compared with the same periods in 2022. The increase for the three months ended September 30, 2023, was due to increases in benchmark rates. The decrease for the nine months ended September 30, 2023 was primarily due to the lease reclassification from operating to financing as a result of pre-existing purchase options being exercised from January and August 2022 for four vessels, partially offset by increases in benchmark rates on the remaining operating leases.
Interest Expense and Amortization of Deferred Financing Fees
Interest expense increased by 57.4% to $96.8 million and by 67.0% to $265.3 million for the three and nine months ended September 30, 2023, respectively, compared with the same periods in 2022. The increases were primarily driven by an increase in benchmark rates on our debt facilities and other financing arrangements.
Gain on Derivative Instruments
The change in fair value of derivative instruments resulted in a gain of $21.7 million and $39.9 million for the three and nine months ended September 30, 2023, respectively. The gains for these periods were primarily due to an increase in the forward curve of the benchmark rates and offset by swap settlements. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curves is expected to result in a change in the fair value of our interest rate swaps of approximately $91.1 million.
Our fair value instruments, including interest rate swaps were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in our Interim Consolidated Statement of Operations.
Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2022 Annual Report for additional information.

Liquidity and Capital Resources
Liquidity
The Company’s business model is focused on generating stable long-term cash flows, and using that predictability to reduce overall cost of capital. Maintaining strong liquidity is a core pillar of the Company’s financial strategy, allowing it to take advantage of attractive opportunities to deploy capital quickly as they arise through economic and industry cycles. A strong base of liquidity also allows the Company to mitigate short-term market shocks and maintain consistent distributions to its shareholders. The Company’s primary sources of liquidity are cash and cash equivalents, undrawn credit facilities, committed financings for its newbuild vessels, cash flows from operations, capital recycling, as well as access to public and private capital markets.
Consolidated liquidity as of September 30, 2023 and December 31, 2022 was comprised of the following:

(in millions of U.S. dollars)	September 30,	December 31,	Change
	2023	2022	$	%
Cash and cash equivalents	$320.4	$280.0	40.4	14.4%
Undrawn revolving credit facilities(1)	540.0	700.0	(160.0)	(22.9)%
Total liquidity	860.4	980.0	(119.6)	(12.2)%
Total committed and undrawn newbuild financings	4,379.3	6,120.9	(1,741.6)	(28.5)%
Total liquidity including newbuild financings	$5,239.7	$7,100.9	(1,861.2)	(26.2)%

(1)Undrawn revolving credit facilities as of September 30, 2023 included $490.0 million (December 31, 2022 - $650.0 million) available from Seaspan and $50.0 million (December 31, 2022 - $50.0 million) available from APR Energy.
As of September 30, 2023, consolidated liquidity was sufficient to meet near-term requirements. As of September 30, 2023, the Company had consolidated liquidity of $860.4 million, excluding $4,379.3 million of committed but undrawn financings related to its newbuild vessels, which represents a decrease of $119.6 million compared to December 31, 2022. The exercise period during which the holders of the 2024 NOK Bonds and 2026 NOK Bonds had the right to require the Company to purchase some or all of the bonds held by such holders ended on May 3, 2023. A total of $482.7 million was settled on May 10, 2023 of which $179.4 million and $294.9 million relates to the principal amounts of the 2024 NOK Bonds and 2026 NOK Bonds, respectively. The remaining 2024 NOK Bonds will mature on February 5, 2024. The Company will repurchase all remaining 2026 NOK Bonds from holders on February 5, 2024. The total payment reflects a price equal to 101% of the principal amount plus accrued interest.
Unencumbered Assets
The Company’s growing base of unencumbered assets is a fundamental objective to achieving an investment grade credit rating, as well as a potential source of liquidity through secured financing or asset sales. Over the long-term, the Company expects its unencumbered asset base to grow as it enhances its presence in the unsecured credit markets, and also naturally as secured borrowings mature or are prepaid.
In the short-term, the Company expects that its unencumbered asset base may fluctuate as unencumbered assets may be sold or financed from time to time, as part of normal course management of assets and liquidity.
The following table provides a summary of our unencumbered fleet and net book value over time.

	As at
	December 31,					September 30,
(in millions of U.S. dollars)	2018	2019	2020	2021	2022	2023
Number of Vessels	31	28	31	36	38	43
Net Book Value	$912	$859	$1,109	$1,369	$1,847	$2,256

Contracted Cash Flows
The Company’s focus on long-term contracted cash flows provides predictability and reduces liquidity risk through economic cycles. As of September 30, 2023, the Company had total gross contracted cash flows of $17.8 billion, which includes components that are accounted for differently, including (i) minimum future revenues relating to operating leases with customers, (ii) minimum cash flows to be received relating to financing leases with certain customers, and (iii) contracted cash flows underlying leases for newbuild vessels which have not yet been delivered to customers. The following table provides a summary of gross contracted cash flows, based on these components described above.

(in millions of U.S. dollars)	Operating lease revenue (1)	Lease receivable on financing leases	Gross contracted cash flows for newbuilds
Remainder of 2023	$446.7	$33.7	$129.7
2024	1,771.5	134.1	662.2
2025	1,591.0	128.2	663.2
2026	1,311.4	125.7	663.2
2027	822.7	125.7	663.2
Thereafter	1,710.8	1,689.0	5,140.4
	$7,654.1	$2,236.4	$7,921.9
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.
Minimum future revenues assume that, during the term of the lease, (i) there will be no unpaid days, (ii) extensions are included where exercise is at our unilateral option, and (iii) extensions are excluded where exercise is at the charterers' option.
The Company is focused on continuing to allocate capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital, which may include synergistic opportunities in adjacent businesses to diversify cash flow drivers.
The Company intends to continue its growth trajectory in the remainder of 2023 and beyond, further growing its liquidity through capital recycling and expansion of its revolving credit facilities, diversifying sources of capital to enhance financial flexibility, managing leverage in alignment with its long-term targets, and growing the value of its unencumbered asset base.
The Company’s primary liquidity needs include funding our investments in assets including our newbuild vessels under construction, scheduled debt and lease payments, vessel purchase commitments, potential future exercises of vessel purchase options, and dividends on our common and preferred shares.

Borrowings
The following table summarizes our borrowings:

(in millions of U.S. dollars)	September 30,	December 31,	Change
	2023	2022	$	%
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$160.0	$—	$160.0	100.0%
Term loan credit facilities	1,353.8	1,233.0	120.8	9.8%
Senior unsecured notes(1)	828.1	1,302.4	(474.3)	(36.4)%
Senior unsecured exchangeable notes(2)	—	201.3	(201.3)	(100.0)%
Senior secured notes(3)	1,000.0	1,000.0	—	—%
Deferred financing fees on long term debt	(36.5)	(44.9)	8.4	(18.7)%
Long term debt	3,305.4	3,691.8	(386.4)	(10.5)%

Other financing arrangements	3,676.8	2,119.7	1,557.1	73.5%
Deferred financing fees on other financing arrangements	(47.8)	(31.9)	(15.9)	49.8%
Other financing arrangement	3,629.0	2,087.8	1,541.2	73.8%

Finance leases	—	222.2	(222.2)	(100.0)%

Total deferred financing fees	84.3	76.8	7.5	9.8%
Total borrowings(4)	7,018.7	6,078.6	940.1	15.5%
Vessel under construction	(1,514.1)	(1,422.5)	(91.6)	6.4%
Operating borrowings(4)	$5,504.6	$4,656.1	$848.5	18.2%
(1)Corresponds to the following: (i) 7.125% senior unsecured notes due in 2027, (ii) 2024 NOK Bonds and 2026 NOK Bonds and (iii) 5.5% senior unsecured notes due in 2029.
(2)Corresponds to the 3.75% Exchangeable Notes.
(3)Corresponds to Sustainability-Linked Senior Secured Notes with fixed interest rates ranging from 3.91% to 5.49% and maturities between 2031 and 2037.
(4)Total borrowings is a non-GAAP financial measure which consists of long-term debt, other financing arrangements and finance leases, excluding deferred financing fees. The Company’s total borrowings include amounts related to vessels under construction, consisting primarily of amounts borrowed to pay installments to shipyards. The interest incurred on borrowings related to the vessels under construction are capitalized during the construction period. Total borrowings and operating borrowings are non-GAAP financial measures that are not defined under or prepared in accordance with U.S. GAAP. Disclosure of total borrowings and operating borrowings is intended to provide additional information and should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. Management believes these measures are useful in consolidating and clearly presenting Atlas’ financings. Management also believes that these metrics can be useful to facilitate assessment of leverage and debt service obligations of the Company. Management believes operating borrowings is a useful measure to assess interest expense related to vessels that are in operation and generating revenue.
The Company’s approach is to target a total borrowings-to-asset ratio of 50-60%, and to mitigate credit risk by diversifying its maturity profile over as long a term as economically feasible, while maintaining or reducing its cost of capital. The Company’s total borrowings-to-asset ratio was 55.2% at September 30, 2023 compared to 53.8% at December 31, 2022.
The consolidated weighted average interest rate for September 30, 2023 was 6.75% compared to 5.01% at September 30, 2022. The weighted average interest rates for the containership segment, power generation segment, and Atlas Corp. (on an unconsolidated basis) were 6.73%, 8.00%, and 7.13%, respectively, for the three months ended September 30, 2023 (September 30, 2022: 4.96%, 5.57% and 7.13%, respectively).
We are exposed to market risk from changes in interest rates and use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes. As of September 30, 2023, our variable-rate credit facilities totaled $1,509.0 million, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1,510.2 million. As of September 30, 2023, we have an asset of $119.3 million related to our interest rate swaps.

The table below provides information about our financings at September 30, 2023 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read notes 13 to 16 to our consolidated financial statements included in our 2022 Annual Report, which provide additional information with respect to our existing credit and lease facilities. Please also refer to note 15(b) in our financial statements for the three months ended September 30, 2023, contained herein, for a summary of our interest rate swap derivatives.

	Principal Payment Dates
(in millions of U.S. dollars)	Remainder of 2023	2024	2025	2026	2027	Thereafter	Total
Credit Facilities(1)	$87.9	$118.9	$174.4	$103.9	$103.9	$920.0	$1,509.0
Vessel Operating Leases(2)	29.4	116.5	121.3	119.9	81.4	30.5	499.0
Sale-Leaseback Facilities(3)	60.6	246.0	247.2	246.9	249.9	2,626.2	3,676.8
Total	$177.9	$481.4	$542.9	$470.7	$435.2	$3,576.7	$5,684.8
(1)Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2)Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates, calculated using the applicable benchmark rate in place as at September 30, 2023.
(3)Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.
Credit Facilities
The Company’s credit facilities are primarily secured by assets, including first-priority mortgages granted on 51 of its vessels and substantially all of its power generation assets, together with other related security.
As of September 30, 2023, the Company had $1.5 billion principal amount outstanding under its credit facilities, of which $1.4 billion was related to the containership leasing business and $89.3 million was related to the power generation business. There was $160.0 million outstanding under our revolving credit facilities. A total of $540.0 million was undrawn, of which $490.0 million was available to the containership leasing business ($250.0 million of which was unsecured), and $50.0 million was available to the power generation business.
As of September 30, 2023, on a consolidated basis, scheduled principal repayments on our credit facilities were as follows:

(in millions of U.S. dollars)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity(1)	Net Book Value of Vessels Unencumbered(1)
Remainder of 2023	$27.6	$65.1	$92.7	1	$114.1
2024	118.9	—	118.9	—	—
2025	111.4	63.0	174.4	—	—
2026	103.9	—	103.9	—	—
2027	103.9	—	103.9	—	—
2028	53.7	550.4	604.1	—	—
2029	8.8	302.8	311.6	—	—
2030	4.4	—	4.4	2	173.5
2031	—	—	—	—	—
2032	—	—	—	—	—
Thereafter	—	—	—	48	2,907.9
Total	$532.6	$981.3	$1,513.9	51	$3,195.5
(1)APR Energy's debt matures in 2025, and is secured by certain power generation assets.

Other Financing Arrangements
As part of the Company’s strategy to diversify its financing sources, it enters into sale-leaseback financing arrangements with financial leasing companies, which under U.S. GAAP are considered "failed-sales". This accounting treatment requires that the vessel asset remain on the Company’s balance sheet, along with the associated lease liability.
As of September 30, 2023, the Company had 55 vessels financed under these sale-leaseback financing arrangements providing for total borrowings of approximately $3.7 billion.
As of September 30, 2023, on a consolidated basis, scheduled repayments on our other financing arrangements were as follows:

(in millions of U.S. dollars)	Scheduled Amortization	Bullet Due on Maturity(1)	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity(2)	Net Book Value of Vessels Unencumbered(2)(3)
Remainder of 2023	$60.6	$—	$60.6	—	$—
2024	246.0	—	246.0	—	—
2025	247.2	—	247.2	—	—
2026	246.9	—	246.9	—	—
2027	249.9	—	249.9	—	—
2028	252.9	—	252.9	—	—
2029	248.3	27.0	275.3	2	183.4
2030	222.7	298.8	521.5	9	778.2
2031	199.3	133.2	332.5	4	348.1
2032	162.8	455.3	618.1	10	1,207.9
Thereafter	244.9	381.0	625.9	13	1,351.0
Total	$2,381.5	$1,295.3	$3,676.8	38	$3,868.6
(1)Amounts do not include interest to be accreted and paid at final maturity.
(2)Excludes newbuild containerships that have not been delivered as at September 30, 2023.
(3)Includes unencumbered vessels that are included in the balance sheet as “Vessels” and as “Net Investment in Lease”.
Operating Leases
As of September 30, 2023, the Company had 10 vessel operating lease arrangements. Please refer to note 14(a) in our financial statements for the three months ended September 30, 2023, contained herein, for a summary of commitments under our operating leases.
Capital Commitments
As of September 30, 2023, the Company had 47 newbuild vessels under construction. Please refer to note 14(b) in our financial statements for the three months ended September 30, 2023, contained herein, for the outstanding commitments related to the remaining installment payments.
Inflation globally has seen increases through 2023, along with expectations that elevated inflation levels may persist in the near-term. This trend is positively correlated with profitability in our business sectors, as the cost of transport and power are major components of inflation, and the underlying demand for our business segments is closely linked to both global GDP growth and inflation. While we expect these factors to continue to be a net positive for our business segments, we anticipate that expectations of quantitative tightening and rising interest rates intended to combat inflation may continue to cause volatility in the equity and credit markets near-term, impacting the pricing of our publicly traded securities notwithstanding strong and stable underlying performance and asset values.
For additional information about our credit and lease facilities and other financing arrangements, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources” in our 2022 Annual Report.

Summary of Consolidated Statements of Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

(in millions of U.S. dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net cash flows from operating activities	$228.9	$225.8	$711.9	$629.3
Net cash flows (used in) investing activities	(702.5)	(418.3)	(1,884.7)	(657.6)
Net cash flows from financing activities	487.3	387.5	1,213.2	310.0
Operating Cash Flows
Net cash flows from operating activities were $228.9 million and $711.9 million, respectively for the three and nine months ended September 30, 2023, an increase of $3.1 million and $82.6 million, respectively, compared to the same periods in 2022. The increases in net cash flows from operating activities was primarily due to changes in working capital and increases in revenue, and operating expenses. For further discussion of changes in revenue and expenses, please read “Three and nine months ended September 30, 2023, Compared with Three and nine months ended September 30, 2022” above.
Investing Cash Flows
Net cash flows used in investing activities was $702.5 million and $1,884.7 million, respectively for the three and nine months ended September 30, 2023, an increase of $284.2 million and of $1,227.1 million, respectively compared to the same periods in 2022. The increase in cash flows used in investing activities for the three and nine months ended September 30, 2023, was primarily due to the increase in expenditures related to installments on vessels under construction and an increase in expenditures related to the acquisition of secondhand vessels compared to the same periods in 2022.
Financing Cash Flows
Net cash flows from financing activities were $487.3 million and $1,213.2 million for the three and nine months ended September 30, 2023, an increase of $99.8 million and $903.2 million, respectively compared to the same periods in 2022. The increases for the three and nine months ended September 30, 2023 were primarily due to a net increase in proceeds from financing arrangements (higher draws, net of repayments) which was partially offset by higher dividends paid on the common and preferred shares in 2023 compared to the same periods in 2022. For the nine months ended September 30, 2023, the increase was also attributable to a capital contribution from Poseidon at the closing of the Merger which was partially offset by lower proceeds from the exercise of warrants compared to the same period in the prior year.

Ongoing Capital Expenditures and Dividends
Ongoing Capital Expenditures
Due to the capital-intensive nature of our Company’s business model, ongoing capital investment is required for additions and enhancements, maintenance and repair of our asset base.
The average age of the vessels in our containership fleet is approximately eight years, on a TEU-weighted basis. Maintenance capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the three months ended September 30, 2023, we incurred $5.9 million for regularly scheduled dry-dockings.
The average age of the diesel generators is approximately 12 years and the average age of the aero-derivative gas turbines in our power fleet is approximately 10 years. Normal course capital expenditures for these assets primarily relate to fleet maintenance, mobilization to build power plants for new deployments and demobilization of power plants when contracts expire. As at September 30, 2023, our asset retirement obligation for future demobilization was $19.4 million.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:
(1)the remaining lives of our property, plant and equipment;
(2)the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;
(3)future contract rates for our assets after the end of their existing lease agreements;
(4)future operating and financing costs;
(5)our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
(6)capital expenditures to comply with environmental regulations and asset retirement obligations; and
(7)unanticipated future events and other contingencies.
Please read “Item 3. Key Information – D. Risk Factors” in our 2022 Annual Report for factors that may affect our future capital expenditures and results.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our 2022 Annual Report.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the quarter ended September 30, 2023, contains forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in the 2022 Annual Report in the section titled “Risk Factors.”
These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this report. These statements include, among others:
•future operating or financial results;
•future growth prospects;
•our business strategy and capital allocation plans, and other plans and objectives for future operations;
•potential acquisitions, financing arrangements and other investments, and our expected benefits from such transactions;
•our primary sources of funds for our short, medium and long-term liquidity needs;
•the future valuation of our vessels, power generation assets and goodwill;
•future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and power generation assets and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses and expenses related to performance under our contracts for the supply of power generation capacity, and general and administrative expenses;
•number of off-hire days and dry-docking requirements;
•global economic and market conditions and shipping and energy market trends, including charter rates and factors affecting supply and demand for our containership and power generation solutions;
•conditions in the public equity market and the price of our preferred shares;
•our financial condition and liquidity, including our ability to borrow funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters and leases of our power generation assets with our existing customers or new customers;
•the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our notes and our preferred shares;
•the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•our ability to leverage to our advantage our relationships and reputation in the containership industry;
•changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values;

•disruptions and security threats to our technology systems;
•taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholders;
•the continued availability of services, equipment and software from subcontractors or third-party suppliers required to provide our power generation solutions;
•our ability to protect our intellectual property and defend against possible third-party infringement claims relating to our power generation solutions;
•potential liability from future litigation; and
•other factors detailed in this Report and from time to time in our periodic reports.
Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022.
We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.